

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Linjun Guo
Chief Executive Officer
Golden Star Acquisition Corporation
99 Hudson Street, 5th Floor
New York, New York 10013

> **Re: Golden Star Acquisition Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 13, 2023**
> **File No. 333-261569**

Dear Linjun Guo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed April 13, 2023

Summary of Risk Factors, page 34

1. We reissue comment 1. For <u>each of the bulleted risks</u> identified under the captions "Risks to investors related to our sponsor being controlled by our chairman and chief executive officer who has significant ties to China and our executive officers and directors being located in or having significant ties to China" and "Risks Related to Doing Business in the PRC if we were to acquire a Business based in or controlled by PRC Residents," please revise to include the corresponding page number where the more detailed discussion of each risk may be found in the prospectus. Such cross reference should be to the more detailed information, typically in the risk factors section, not the summary.

Risk Factors, page 39

2.   We partially reissue comment 2. Please revise the risk factor on page 51 regarding the excise tax to include in your disclosure, if applicable, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code.

        Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Robert C. Brighton, Jr.